July 5, 2024

Completion of Investigation Regarding Model Certification Applications

Toyota Motor Corporation announced in its June 3 interim report regarding model certification applications that seven models were tested using methods that differed from government standards in six cases.

Toyota has now completed its investigation of the certification process for all domestic models for the past 10 years.

The investigation confirmed that no new cases have been identified.

Today, we have reported this to the Ministry of Land, Infrastructure, Transport and Tourism (MLIT)

Once again, we would like to extend our sincere apologies to our customers and stakeholders for any concern or inconvenience caused.

We are committed to continuing to take appropriate measures, in line with the guidance from the MLIT, to ensure the safety and compliance of our vehicles.